UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2022

Discovery, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34177	35-2333914
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

230 Park Avenue South
New York, New York 10003
(Address of principal executive offices, including zip code)

212-548-5555

(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Trading symbol(s)Name of each exchange on which registered
Series A Common Stock	DISCANasdaq
Series B Common Stock	DISCBNasdaq
Series C Common Stock	DISCKNasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

The information in this Current Report on Form 8-K is being filed to update and supplement the proxy statement/prospectus filed by Discovery, Inc. (“Discovery”) with the Securities and Exchange Commission (the “SEC”) on February 10, 2022 (the “Proxy Statement/Prospectus”) and Discovery’s registration statement on Form S-4 (File No. 333-261188), as amended (the “Registration Statement”), which was declared effective by the SEC on February 10, 2022, relating to Discovery’s special meeting of stockholders to be held on March 11, 2022 in connection with the proposed combination of Discovery and the WarnerMedia business of AT&T Inc. (“AT&T”) pursuant to the Agreement and Plan of Merger, dated as of May 17, 2021, as it may be amended from time to time (the “Merger Agreement”), by and among Discovery, Drake Subsidiary, Inc., a wholly owned subsidiary of Discovery (“Merger Sub”), AT&T and Magallanes, Inc., a wholly owned subsidiary of AT&T (“Spinco”).

As disclosed in the Proxy Statement/Prospectus and the Registration Statement, eight lawsuits have been filed by alleged Discovery stockholders against Discovery and the Discovery board of directors related to the transactions contemplated by the Merger Agreement (the “Transactions”). A complaint captioned Rahman v. Discovery Inc. et al., Case No. 1:21-cv-09785 (the “Rahman complaint”), was filed in the United States District Court for the Southern District of New York on November 23, 2021. A complaint captioned Chiao v. Discovery Inc. et al., Case No. 1:21-cv-10409, was filed in the United States District Court for the Southern District of New York on December 6, 2021. A complaint captioned Whitfield v. Discovery Inc. et al., Case No. 1:21-cv-10514 (the “Whitfield complaint”), was filed by Matthew Whitfield in the United States District Court for the Southern District of New York on December 8, 2021. A complaint captioned Solakian v. Discovery Inc. et al., Case No. 1:21-cv-06806, was filed in the United States District Court for the Eastern District of New York on December 8, 2021. A complaint captioned Finger v. Discovery Inc. et al., Case No. 2:21-cv-09799, was filed in the United States District Court for the Central District of California on December 20, 2021. A complaint captioned Ciccotelli v. Discovery Inc. et al., Case No. 2:21-cv-05566, was filed in the United States District Court for the Eastern District of Pennsylvania on December 21, 2021. A complaint captioned Kent v. Discovery Inc. et al., Case No. 1:22-cv-00033, was filed in the United States District Court for the District of Delaware on January 7, 2022. A complaint captioned Jones v. Discovery Inc. et al., Case No. 1:22-cv-00204, was filed in the United States District Court for the Southern District of New York on January 10, 2022. The complaints name as defendants Discovery and members of the Discovery board of directors. The Whitfield and Rahman complaints also name as defendants AT&T and Merger Sub. The Whitfield complaint names Spinco as an additional defendant.

Each of the complaints alleges violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. The complaints generally allege that the defendants filed a materially incomplete and misleading preliminary proxy statement with the SEC. Each of the complaints seeks injunctive relief preventing the consummation of the Transactions, damages and other relief.

Discovery believes that the claims asserted in the complaints are without merit and that no supplemental disclosure is required to the Proxy Statement/Prospectus or the Registration Statement under any applicable rule, statute, regulation or law. However, to, among other things, eliminate the burden, inconvenience, expense, risk and disruption of continuing litigation, and without admitting liability or wrongdoing, Discovery has determined that it will make the below supplemental disclosures. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. The Discovery board of directors continues to recommend unanimously that you vote “FOR” the proposals being considered at Discovery’s special meeting of stockholders.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Proxy Statement/Prospectus and the Registration Statement. All page references in this Current Report on Form 8-K are to pages of the Proxy Statement/Prospectus and to the corresponding pages of the preliminary proxy statement/prospectus included in the Registration Statement, and all terms used in this Current Report on Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. The following information should be read in conjunction with the Proxy Statement/Prospectus and the Registration Statement, which should be read in their entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement/Prospectus or the Registration Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Proxy Statement/Prospectus or the Registration Statement.

SUPPLEMENTAL DISCLOSURE

The disclosure on pages 177 through 194 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Background of the Transactions” is hereby supplemented by amending and restating the seventh full paragraph on page 184 as follows (with new text underlined):

Also on May 8, 2021, Discovery engaged J.P. Morgan, which initially had been contacted by Discovery regarding the potential transaction on or about February 13, 2021, as an additional financial advisor to Discovery with respect to the transaction in light of, among other factors, J.P. Morgan’s reputation, experience and familiarity with Discovery and AT&T and the industries in which Discovery and the WarnerMedia Business operate. Discovery retained J.P. Morgan in addition to Allen & Company in order to benefit from the experience of two nationally recognized financial advisors.

The disclosure on pages 177 through 194 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Background of the Transactions” is hereby supplemented by amending and restating the first full paragraph on page 187 as follows (with new text underlined):

Also on May 12, 2021, the Discovery Board held a meeting discussing the proposed transaction. Steven Newhouse, members of management of Discovery and representatives from Debevoise were also present during portions of the meeting. Mr. Zaslav updated the Discovery Board on the status of the ongoing discussions with AT&T, including AT&T’s continued desire to be able to terminate the proposed transaction to accept a superior proposal for the WarnerMedia Business. Following discussion, the Discovery Board reiterated its view that AT&T’s position was not acceptable to Discovery. Thereafter, Mr. Zaslav left the meeting and Mr. Gould proceeded with updating the Discovery Board on the status of the Discovery Compensation Committee’s negotiations with

Mr. Zaslav regarding his new employment agreement. Next, Messrs. R. Miron, S. Miron and Newhouse and Ms. Swain left the meeting and Mr. Zaslav rejoined, following which the rest of the meeting was devoted to discussing the formation of an independent transaction committee of the Discovery Board for purposes of negotiating certain matters with Advance/Newhouse in its capacity as the beneficial owner of all of the Discovery Series A-1 preferred stock in connection with the proposed transaction, given that Advance/Newhouse’s consent was required to effect the proposed transaction and AT&T had made clear that it would require that the proposed transaction be supported by Advance/Newhouse and Dr. Malone. The Discovery Board discussed the terms of the certificate of incorporation with respect to the Discovery Series A-1 preferred stock, including Advance/ Newhouse’s consent right over the proposed transaction and the contemplated reclassification in connection with the proposed transaction that would, among other things, eliminate the Special Rights, as well as the fact that representatives of Advance/Newhouse had indicated that Advance/Newhouse would seek additional consideration in connection with its consent and agreement to relinquish the Special Rights in connection with the proposed transaction, even though no formal proposal as to the additional consideration had yet been made. Following discussion, the Discovery Board adopted resolutions establishing an independent transaction committee (the “Independent Committee”) to negotiate the terms of potentially obtaining the consent of Advance/Newhouse to the proposed transaction as the beneficial owner of the Discovery Series A-1 preferred stock, and the terms upon which Advance/Newhouse would be willing to relinquish the Special Rights, and, after determining that each of them was independent and disinterested relative to Advance/Newhouse, designated Messrs. Bennett, Gould and J. David Wargo as members thereof. The resolutions further authorized the Independent Committee to select and retain independent legal and financial advisors of its choosing and provided that the Discovery Board would not approve providing consideration to Advance/Newhouse in connection with its consent to the proposed transaction as the beneficial owner of the Discovery Series A-1 preferred stock and the related relinquishment of the Special Rights in excess of the consideration to which Advance/Newhouse would be entitled pursuant to the conversion terms for its shares unless recommended by the Independent Committee. The resolutions also provided that members of the Independent Committee other than the Chairman would each receive $27,500 as compensation for their services, and the Chairman would receive $42,000, plus reimbursement of any out-of-pocket expenses, regardless of whether any agreements were entered into with Advance/Newhouse with respect to the matters to be addressed by the Independent Committee.

The disclosure on pages 205 through 206 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Financial Analyses of Discovery’s Financial Advisors” is hereby supplemented by amending and restating the first sentence of the second full paragraph on page 206 as follows (with new text underlined and deleted text stricken):

The following is a summary of the material financial analyses jointly presented by Discovery’s financial advisors to the Discovery Board in connection with their respective opinions, each dated May 16, 2021~~, of Discovery’s financial advisors~~.

The disclosure on pages 206 through 207 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--Discovery” is hereby supplemented by amending and restating the first sentence of the paragraph beginning at the bottom of page 206 and ending on the top of page 207 as follows (with new text underlined and deleted text stricken) and deleting the Discovery selected companies and related information immediately following such paragraph:

In their selected public companies analysis of Discovery, Discovery’s financial advisors reviewed publicly available financial and stock market information, as applicable, of Discovery and ~~six~~ selected companies that Discovery’s financial advisors considered generally relevant as publicly traded companies with operations in the media and entertainment industry, consisting of, as noted below, five traditional entertainment companies (collectively, the “Discovery selected traditional companies”), ~~and~~ one DTC entertainment company and one business segment of ~~the Discovery~~ a selected traditional company noted below (such DTC company and business segment, collectively, the “Discovery selected DTC companies” and, together with the Discovery selected traditional companies, the “Discovery selected companies”).

The disclosure on pages 206 through 207 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--Discovery” is hereby supplemented by amending and restating the first sentence of the second full paragraph on page 207 as follows (with new text underlined), adding the following list of the Discovery selected companies and related information after such sentence and moving the last sentence of such paragraph thereunder:

The overall low to high calendar year 2022 estimated EBITDA multiples observed for the Discovery selected traditional companies were 6.4x to 20.6x, the calendar year 2024 estimated revenue multiple observed for Netflix, Inc. was 5.2x and the calendar year 2024 estimated revenue multiples derived for the DTC business segment of The Walt Disney Company ranged from 4.3x to 5.3x, as indicated below (individual multiples are referenced below for informational purposes):

Discovery Selected Traditional Companies	2022E EBITDA Multiple	Discovery Selected DTC Companies	2024E Revenue Multiple
•AMC Networks Inc.	6.8x	•Netflix, Inc.	5.2x
•Fox Corporation	6.4x	•The Walt Disney Company – DTC business segment (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion)	4.3x-5.3x
•Lions Gate Entertainment Corp.	11.9x
•The Walt Disney Company	20.6x
•ViacomCBS Inc.	7.8x

The disclosure on pages 206 through 207 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--Discovery” is hereby supplemented by amending and restating the first sentence of the third full paragraph on page 207 as follows (with new text underlined):

Discovery’s financial advisors performed a sum-of-the-parts analysis of Discovery based on financial forecasts and estimates of Discovery management, including (1) Discovery’s traditional business (excluding non-recurring amounts related to the Olympics), to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2022 estimated EBITDA multiples of 6.5x to 7.5x, (2) Discovery’s DTC business, to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2024 revenue multiples of 4.0x to 5.0x, and (3) Discovery’s corporate segment, to which Discovery’s financial advisors applied, based on professional judgment, a selected calendar year 2022 estimated EBITDA multiple of 6.0x.

The disclosure on pages 207 through 209 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--WarnerMedia” is hereby supplemented by amending and restating the first sentence of the paragraph beginning at the bottom of page 207 and ending on the top of page 208 as follows (with new text underlined and deleted text stricken) and deleting the WarnerMedia selected companies and related information immediately following such paragraph:

In their selected public companies analysis of WarnerMedia, Discovery’s financial advisors reviewed certain financial information of WarnerMedia and publicly available financial and stock market information of ~~seven~~ selected companies that Discovery’s financial advisors considered generally relevant as publicly traded companies with operations in the media and entertainment industry, consisting of, as noted below, six traditional entertainment companies (collectively, the “WarnerMedia selected traditional companies”), ~~and~~ one DTC entertainment company and one business segment of ~~the WarnerMedia~~ a selected traditional company noted below (such DTC company and business segment, collectively, the “WarnerMedia selected DTC companies” and, together with the WarnerMedia selected traditional companies, the “WarnerMedia selected companies”).

The disclosure on pages 207 through 209 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--WarnerMedia” is hereby supplemented by amending and restating the first sentence of the second full paragraph on page 208 as follows (with new text underlined and deleted text stricken) and adding the following list of the WarnerMedia selected companies and related information after such sentence:

The overall low to high calendar year 2022 estimated EBITDA multiples observed for the WarnerMedia selected traditional companies were 6.4x to 20.6x, the calendar year 2024 estimated revenue multiple observed for Netflix, Inc. was 5.2x and the calendar year 2024 estimated revenue multiples derived for the DTC business segment of The Walt Disney Company ranged from 4.3x to 5.3x, as indicated below (individual multiples are referenced below for informational purposes):

WarnerMedia Selected Traditional Companies	2022E EBITDA Multiple	WarnerMedia Selected DTC Companies	2024E Revenue Multiple
•AMC Networks Inc.	6.8x	•Netflix, Inc.	5.2x
•Discovery, Inc.	9.2x	•The Walt Disney Company – DTC business segment (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion)	4.3x-5.3x
•Fox Corporation	6.4x
•Lions Gate Entertainment Corp.	11.9x
•The Walt Disney Company	20.6x
•ViacomCBS Inc.	7.8x

The disclosure on pages 207 through 209 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--WarnerMedia” is hereby supplemented by amending and restating the first sentence of the third full paragraph on page 208 as follows (with new text underlined):

Discovery’s financial advisors performed a sum-of-the-parts analysis of WarnerMedia based on financial forecasts and estimates of AT&T management as adjusted per the management of Discovery, including (1) WarnerMedia’s traditional business, to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2022 estimated EBITDA multiples of 8.0x to 10.0x, (2) WarnerMedia’s DTC business (represented by WarnerMedia’s HBO segment), to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2024 revenue multiples of 4.0x to 5.0x, and (3) WarnerMedia’s corporate segment, including amounts attributable to Otter Media Holdings and eliminations of intercompany transactions within WarnerMedia, to which Discovery’s financial advisors applied, based on professional judgment, a selected calendar year 2022 estimated EBITDA multiple of 6.0x.

The disclosure on pages 207 through 209 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Selected Public Companies Analyses--WarnerMedia” is hereby supplemented by amending and restating the first sentence of the paragraph beginning at the bottom of page 208 and ending on page 209 as follows (with new text underlined):

Discovery’s financial advisors also conducted a sum-of-the-parts selected public companies analysis of WarnerMedia based on financial forecasts and estimates of AT&T management as adjusted per the management of Discovery relating to individual segments of WarnerMedia (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion), including WarnerMedia’s (1) traditional linear segment relating to general entertainment and sports, to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2022 estimated EBITDA multiples of 6.0x to 7.0x, (2) traditional linear segment relating to news and digital sports, to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2022 estimated EBITDA multiples of 9.0x to 10.0x, (3) studio segment, to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2022 estimated EBITDA multiples of 12.0x to 13.0x, (4) DTC business (represented by WarnerMedia’s HBO segment), to which Discovery’s financial advisors applied, based on professional judgment, a selected range of calendar year 2024 estimated revenue multiples of 4.0x to 5.0x, and (5) corporate segment, including amounts attributable to Otter Media Holdings and eliminations of intercompany transactions within WarnerMedia, to which Discovery’s financial advisors applied, based on professional judgment, a selected calendar year 2022 estimated EBITDA multiple of 6.0x.

The disclosure on page 209 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Discounted Cash Flow Analyses--Discovery” is hereby supplemented by amending and restating the second sentence of each of the final two paragraphs on page 209 as follows (with new text underlined):

The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by Allen & Company using a selected range of discount rates of 6.00% to 7.25% derived from a weighted average cost of capital calculation.

The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by J.P. Morgan using a selected range of discount rates of 6.00% to 7.00% derived from a weighted average cost of capital calculation.

The disclosure on page 210 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Discounted Cash Flow Analyses--WarnerMedia” is hereby supplemented by amending and restating the second sentence of the second paragraph on page 210 as follows (with new text underlined):

The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by Allen & Company using a selected range of discount rates of 6.00% to 7.00% derived from a weighted average cost of capital calculation.

The disclosure on page 210 of the Proxy Statement/Prospectus in the section entitled “The Transactions—Opinions of Discovery’s Financial Advisors—Discounted Cash Flow Analyses--WarnerMedia” is hereby supplemented by amending and restating the second sentence of the fourth paragraph on page 210 as follows (with new text underlined):

The present values (as of March 31, 2021) of the cash flows and terminal values and the potential Synergies expected by the management of Discovery to result from the Merger were then calculated by J.P. Morgan using a selected range of discount rates of 6.00% to 7.00% derived from a weighted average cost of capital calculation.

The disclosure in the section entitled “The Transactions—Discovery Forecasts” on pages 211 through 216 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with new text underlined):

Discovery Forecasts

Discovery does not, as a matter of course, publicly disclose long-term projections as to future revenue, earnings or other results, and projections for extended periods are of particular concern to Discovery given the unpredictability of the underlying assumptions and estimates. However, in connection with its consideration of a potential transaction with the WarnerMedia Business, in April 2021, Discovery management updated its non-public, internal financial projections for fiscal years 2021 through 2025 and extrapolated for fiscal years 2026 through 2030 regarding Discovery’s revenue, Adjusted EBITDA pre-SBC, Adjusted EBITDA post-SBC and unlevered free cash flow (the “Discovery Management Projections”). Discovery also prepared non-public financial projections for fiscal years 2021 through 2025, which reflected more optimistic assumptions on a number of parameters regarding Discovery’s revenue and Adjusted EBITDA pre-SBC (the “Discovery Advocacy Projections” and, together with the Discovery Management Projections, the “Discovery Projections”). Discovery management provided the Discovery Projections to the Discovery Board in connection with its evaluation of the Transactions. The Discovery Projections were also provided to Discovery’s financial advisors; however, based on Discovery management’s assessments regarding the Discovery Management Projections and the Discovery Advocacy Projections, Discovery’s financial advisors were directed to use and rely upon the Discovery Management Projections for purposes of their respective financial analyses and opinions as more fully described above under “Opinions of Discovery’s Financial Advisors.” In connection with the due diligence review of Discovery by AT&T, certain of the Discovery Projections were also provided to AT&T.

The Discovery Projections and the adjusted WarnerMedia Projections (as defined below) are subjective in many respects and, thus, subject to interpretation. Although presented with numerical specificity, the Discovery Projections and the adjusted WarnerMedia Projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Discovery and the WarnerMedia Business, including the factors listed under “Risk Factors,” all of which are difficult to predict and many of which are outside the control of Discovery, AT&T and Spinco. Discovery cannot provide any assurance that the assumptions underlying the Discovery Projections and the adjusted WarnerMedia Projections will be realized.

The material estimates and assumptions made by Discovery management in connection with the preparation of the Discovery Management Projections include:

•Compared to forecast 2021 levels and reflecting broader trends of a shift to DTC delivery by 2025,

•	Revenue decreasing by approximately 4% annually and operating expense growth of approximately 3% annually in the U.S. linear business;

•	Revenue decreasing by approximately 3% annually and operating expense decreasing by approximately 3% annually in the international linear business;

•DTC business, led by discovery+, achieving scale and profitability by 2023 and approaching 20%

expected long-term margins by 2025; and

•Total content spend increasing to $4.0 billion in 2025.

The material estimates and assumptions made by Discovery management in connection with the preparation of the Discovery Advocacy Projections, as compared to the Discovery Management Projections, include:

•	Better cost containment within the U.S. linear business, contributing to operating expense growth of approximately 1% annually;

•Tempered trends within the international business, with revenue decreasing by approximately 1%

annually and operating expense decreasing by approximately 2% annually;

•	Higher revenue and margin growth in the DTC business, approaching 25% expected long-term margins by 2025; and

•   Total content spend increasing to $4.2 billion in 2025.

In connection with its due diligence review of the WarnerMedia Business, Discovery was provided with or considered certain non-public financial information relating to the WarnerMedia Business, including certain internal financial forecasts, estimates and other financial and operating data relating to the WarnerMedia Business prepared by AT&T management for fiscal years 2019 through 2025 (the “WarnerMedia Projections”), as described under “—WarnerMedia Projections.” Subsequently, Discovery management made certain adjustments to the WarnerMedia Projections to reflect (1) growth rates which Discovery management believed were reasonable, including 7% annual revenue growth in the Studios business 2021-2025; consistent with Discovery management’s expectations with respect to its linear business, annual revenue decline of 2% in the U.S. linear business 2021-2025, and annual revenue growth of 7% in the international linear business 2021-2025; (2) the HBO business achieving profitability by 2025 and approaching 20% expected long-term margins and (3) higher expenses, primarily from increased net cash content spending to support Discovery management’s expectation of higher HBO content needs and increased HBO marketing costs. Discovery management also extrapolated the WarnerMedia Projections for fiscal years 2026 through 2030 (the “adjusted WarnerMedia Projections”). These adjustments were based on the judgment and experience in the industry of Discovery management, including Discovery management’s expectations regarding international growth opportunities and declining subscribers and margin contraction within the U.S. linear business, Discovery management’s evaluation of the WarnerMedia Business and discussions with the managements of AT&T and the WarnerMedia Business. These adjustments resulted in lower overall adjusted margins. The adjusted WarnerMedia Projections also were provided to the Discovery Board in connection with its evaluation of the Transactions and to Discovery’s financial advisors, which were directed to use and rely upon the adjusted WarnerMedia Projections for purposes of their respective analyses and opinions.

In addition, the Discovery Board and Discovery’s financial advisors were provided with an estimate of certain synergies expected to result from the Transactions. Discovery management estimated that WBD would realize cost synergies of over $3.0 billion on an annual basis by the end of the second full year following the completion of the Transactions. All cost synergies identified were the result of cost savings from eliminating redundant costs or improving efficiencies, and were focused on linear and DTC operations, as well as corporate expenses. These cost synergies are expected to be driven by the following key areas:

•

Savings of approximately 25% of the estimated pro forma general and administrative expenses within the U.S. and international linear and DTC businesses, and corporate expenses, for the separate companies;

•	Savings of approximately 25% of estimated pro forma global marketing costs for the separate companies; and

•Limited linear and DTC programming cost savings.

Discovery expects WBD to incur approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions. Discovery management based these estimates on its preliminary evaluation of the WarnerMedia Business, as well as its judgment informed by its experience related to the integration of the Scripps Networks business. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided. None of the estimated synergies are reflected in the Discovery Projections or the adjusted WarnerMedia Projections since the Discovery Projections and the adjusted WarnerMedia Projections are unaudited financial forecasts for Discovery and the WarnerMedia Business, respectively, on a standalone basis.

Discovery has included below a summary of the Discovery Projections and the adjusted WarnerMedia Projections to provide its stockholders access to certain formerly non-public information that was provided to the Discovery Board and Discovery’s financial advisors, as well as to AT&T. The Discovery Projections and the adjusted WarnerMedia Projections are not included in this proxy statement/prospectus in order to influence any stockholder to make any investment decision with respect to the Transactions or to influence the votes concerning the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal that will be conducted at the Discovery special meeting, or for any other purpose.

The Discovery Projections include revenue, Adjusted EBITDA pre-SBC, Adjusted EBITDA post-SBC and unlevered free cash flow. Adjusted EBITDA pre-SBC is defined as operating income excluding: (1) employee share- based compensation, (2) depreciation and amortization, (3) restructuring and other charges, (4) certain impairment charges, (5) gains and losses on business and asset dispositions, (6) certain inter-segment eliminations related to production studios, (7) third-party transaction and integration costs and (8) other items impacting comparability. Adjusted EBITDA post-SBC is defined as Adjusted EBITDA pre-SBC as further adjusted by including employee share-based compensation. Unlevered free cash flow is defined as net operating profit after tax adjusted by including depreciation and amortization and excluding change in content, capital expenditure and change in working capital.

The adjusted WarnerMedia Projections included revenue, Adjusted EBITDA and Unlevered Free Cash Flow. Adjusted EBITDA is defined as operating income plus (1) employee share-based compensation, (2) depreciation and amortization, and (3) certain inter-segment eliminations. Unlevered Free Cash Flow was determined by starting with Adjusted EBITDA and adding back (a) Film and TV amortization, (b) employee share-based compensation, and (c) working capital changes and subtracting (x) cash content spend, (y) capital expenditures and (z) tax expense.

Discovery Projections

The following is a summary of the Discovery Management Projections:

	Year Ending December 31, ($ in billions)
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue . . . . . . . . . . . . . . . . . . .	$12.1	$13.1	$13.6	$14.6	$14.1	$14.3	$14.6	$15.0	$15.5	$15.9

Adjusted EBITDA pre-SBC . . .	3.4	3.8	4.1	4.1	4.1	4.0	3.9	3.9	4.0	4.1
Adjusted EBITDA post-SBC . .	3.2	3.6	4.0	3.9	3.9	3.9	3.8	3.7	3.9	3.9
(Less): Taxes(1)	(0.4)	(0.7)	(0.9)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
(Less): Change in Content(2)	0.0	(0.1)	(0.3)	0.0	(0.1)	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)
(Less): Capital Expenditures	(0.4)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Plus: Change in Working Capital	0.2	0.2	0.2	0.1	0.1	--	--	--	--	--
(Less): Other(3)	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Unlevered Free Cash Flow . . . .	2.6	2.7	2.7	2.9	2.8	2.7	2.7	2.7	2.8	2.8

(1) Assuming a 15% tax rate in 2021 and a 25% tax rate thereafter

(2) Net impact of cash content spend and Film and TV amortization

(3) Includes cash restructuring, return on investments and other cash expenses

The following is a summary of the Discovery Advocacy Projections:

Year Ending December 31, ($ in billions)

	2021E	2022E	2023E	2024E	2025E
Revenue . . . . . . . . . . . . . . . . . . .	$12.1	$13.3	$14.0	$15.4	$15.4
Adjusted EBITDA pre-SBC . . . .	3.4	4.0	4.6	4.7	5.0

Adjusted WarnerMedia Projections

The following is a summary of the WarnerMedia Projections, as adjusted and extrapolated by Discovery management:

	Year Ending December 31, ($ in billions)
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue . . . . . . . . . . . . . . . . . . .	$33.3	$36.1	$38.1	$39.9	$41.6	$43.2	$45.0	$46.7	$48.4	$50.0
Adjusted EBITDA . . . . . . . . . . .	7.2	6.2	6.4	7.0	7.4	7.7	8.6	9.8	9.9	10.2
(Less): Taxes(1)	(1.7)	(1.4)	(1.5)	(1.6)	(1.7)	(1.8)	(2.0)	(2.3)	(2.3)	(2.4)
Plus: Amortization of Film & TV	16.2	19.1	20.3	20.4	21.6	22.5	22.6	22.6	23.4	24.1
(Less): Content	(19.0)	(20.1)	(20.3)	(20.4)	(21.6)	(22.5)	(22.6)	(22.6)	(23.4)	(24.1)
(Less): Capital Expenditures	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)
(Less): Change in Working Capital	0.4	0.3	0.2	(0.1)	(0.2)	(0.1)	(0.1)	(0.0)	(0.0)	(0.0)
Unlevered Free Cash Flow . . . .	2.4	3.4	4.4	4.6	4.8	5.2	5.9	6.9	7.0	7.2

(1) Assuming a 25% tax rate

The Discovery Projections and the adjusted WarnerMedia Projections for 2021 reflect, among other things, Discovery management’s estimates and assumptions regarding the continued impact of COVID-19 on 2021 expectations based on the experience of Discovery’s business and Discovery management’s evaluation of the WarnerMedia Business’s business up to the date of preparation of the projections. However, Discovery management is unable to estimate or otherwise predict the extent of further COVID-19-related impacts on Discovery’s business and the WarnerMedia Business’s business which depend on highly uncertain and unpredictable future developments. See factors regarding the impact of COVID-19 under “Risk Factors.”

Many of the assumptions reflected in the Discovery Projections and the adjusted WarnerMedia Projections are subject to change and such projections do not reflect revised prospects for the businesses of Discovery or the WarnerMedia Business, changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. Discovery has not updated and does not intend to update or otherwise revise the Discovery Projections or the adjusted WarnerMedia Projections. There can be no assurance that the results reflected in any of the Discovery Projections and the adjusted WarnerMedia Projections will be realized or that actual results will not materially vary from such projections. In addition, the Discovery Projections and the adjusted WarnerMedia Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The Discovery Projections and the adjusted WarnerMedia Projections included in this proxy statement/ prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. The Discovery Projections and the adjusted WarnerMedia Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Discovery and the WarnerMedia Business contained or incorporated by reference in this proxy statement/prospectus.

Discovery stockholders and AT&T stockholders are urged to review “Risk Factors” and Discovery’s most recent SEC filings for a description of risk factors with respect to the businesses of Discovery and the WarnerMedia Business. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information; Incorporation by Reference” for additional information regarding the risks inherent in forward-looking information such as the Discovery Projections and the adjusted WarnerMedia Projections.

The Discovery Projections and the adjusted WarnerMedia Projections were not prepared with a view toward complying with GAAP (including because certain metrics are non-GAAP measures, and such projections do not include footnote disclosures as may be required by GAAP), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for

preparation and presentation of prospective financial information. The Discovery Projections and the adjusted WarnerMedia Projections have been prepared by, and are the responsibility of Discovery management. Neither Discovery’s independent registered public accounting firm PricewaterhouseCoopers LLP, nor AT&T’s independent registered public accounting firm Ernst & Young LLP, nor any other independent accountants, have compiled, reviewed, audited, examined, or performed any agreed-upon procedures, or expressed any form of assurance, with respect to the Discovery Projections and the adjusted WarnerMedia Projections included in this proxy statement/prospectus, they have not expressed any opinion or any other form of assurance on such projections or the achievability of the results reflected in such projections and they assume no responsibility for, and disclaim any association with, such projections. The report of Ernst & Young LLP included in this proxy statement/prospectus, which is referred to and made part of this proxy statement/prospectus and registration statement, relates to the WarnerMedia Business’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so. The report of Discovery’s independent registered public accounting firm incorporated by reference in this proxy statement/prospectus relates only to Discovery’s historical financial statements and does not extend to the prospective financial information and should not be read to do so. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Discovery Projections and the adjusted WarnerMedia Projections may not be comparable to similarly titled amounts used by other companies or persons.

The non-GAAP financial measures set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Discovery is not providing a quantitative reconciliation of these forward-looking non-GAAP financial measures. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. Discovery does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items. The adjustments required for any such reconciliation of Discovery’s forward-looking non-GAAP financial measures cannot be accurately forecast by Discovery, and therefore the reconciliation has been omitted. Reconciliations of non-GAAP financial measures were not provided to the Discovery Board or to Discovery’s financial advisors in connection with the Transactions.

For the reasons described above, readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on the Discovery Projections and the adjusted WarnerMedia Projections. None of Discovery, AT&T or Spinco has made any representation to the others in the Merger Agreement concerning any such projections.

NONE OF DISCOVERY, AT&T, WBD, SPINCO OR THEIR RESPECTIVE AFFILIATES INTEND TO, AND, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, EACH OF THEM EXPRESSLY DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the registration statement on Form S-4 filed by Discovery with the SEC, which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement, in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Discovery filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery. The Form S-4 was declared effective February 10, 2022 and the proxy statement/prospectus was first mailed to Discovery stockholders on February 10, 2022. In addition, Spinco filed a registration statement on Form 10 with the SEC containing a preliminary information statement. The Form 10 has not yet become effective. After the Form 10 is effective, the information statement will be made available to AT&T stockholders. The information in the preliminary information statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus, information statement or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND THE

INFORMATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, AT&T and certain of its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Additional information regarding the interests of these participants can also be found in the Form S-4 filed by Discovery with the SEC, which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2022	DISCOVERY, INC.

By: /s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution and Legal Officer